Exhibit 23.1

The Board of Directors
Furr's Restaurant Group, Inc.:

We consent to the incorporation by reference in the registration statements numbers 333-11291, 333-86209, 333-92349, and 333-56182 on Form S-8 of Furr’s Restaurant Group, Inc. of our report dated February 22, 2002, relating to the consolidated balance sheets of Furr’s Restaurant Group, Inc. and subsidiaries as of January 1, 2002 and January 2, 2001, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended January 1, 2002, and the related schedule, which report appears in the January 1, 2002 annual report on Form 10-K of Furr’s Restaurant Group, Inc.

KPMG LLP

Dallas, Texas
March 28, 2002